January 15, 2020

Hiroki Totoki
Chief Financial Officer
SONY CORP
7-1, Konan 1-Chome, Minato-Ku
Tokyo 108-0075, Japan

       Re: SONY CORP
           Form 20-F for Fiscal Year Ended March 31, 2019
           File No. 001-06439

Dear Mr. Totoki:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2019

Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-20

1. We note your disclosure that revenues in the HE&S, IP&S, MC and Semiconductors segments are recognized when (or as) performance obligations are satisfied. Please address the following and revise your disclosures as appropriate:
        Clarify the nature of the performance obligations in your contracts. Reference ASC
          606-10-50-12.
        If applicable, specify which performance obligations are recognized over time. In addition, please clarify your methods used to measure progress and why the methods reflect a faithful depiction of the transfer of the services. Reference ASC 606-10-50-
          17 and 18.
        Specify which performance obligations are recognized at a point in time. In addition, please clarify the particular point when revenue is recognized. Reference ASC 606-
 Hiroki Totoki
SONY CORP
January 15, 2020
Page 2
              10-50-17 and 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Kevin Stertzel at 202-551-3723 if you
have any questions.



FirstName LastNameHiroki Totoki                           Sincerely,
Comapany NameSONY CORP
                                                          Division of
Corporation Finance
January 15, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName